Proxy Voting Results

A special meeting of Environment and Alternative Energy Portfolio shareholders was held on June 15, 2010. The results of votes taken among shareholders on the proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1A
To modify the fund's fundamental "invests primarily" policy (the investment policy concerning the fund's primary investments).
	# of Votes	% of Votes
Affirmative	24,505,594.91	92.016
Against	976,690.69	3.667
Abstain	1,149,786.67	4.317
TOTAL	26,632,072.27	100.000
PROPOSAL 1B
To modify the fund's fundamental concentration policy.
Affirmative	24,246,009.81	91.081
Against	1,138,600.64	4.275
Abstain	1,247,461.82	4.644
TOTAL	26,632,072.27	100.000